FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 10, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs,

Today, we became aware that the Congress of the Republic has approved Bill 1410/2016-CR, by which the Emergency Decree 003-2017 is modified and would include, among the effects of said regulation, companies that acted as partners, consortiums or associates with a participation of not less than 5% in the awarding of contracts in force with the Government, together with companies that have admitted the commission of crimes against the administration, or money laundering or equivalent crimes in tort of the Peruvian State.

Regarding this, and the legal analysis of the same, the company considers that in the case this becomes a Law, this regulation would be unconstitutional, attempting against the constitutional rights of presumption of innocence, due process, property, freedom to contract, equality before the law, freedom of work, among others.

If it becomes a Law, the regulation could negatively affect our company, generating the following effects:

•	Put at risk approximately 32,000 direct jobs and more than 40,000 indirect jobs, and the families that depend on them.
•	Affect almost 10,000 supplier companies of the Group with approximately 350,000 workers and their thousands of owners, many of them small companies.
•	Cause a significant loss to the millions of Peruvian workers who are part of our company through their pension funds.
•	Significantly affect the construction sector, which represents 6% of the national economy.
•	Seriously affect institutionalism and legal security, as well as the international image of Peru as a country that respects the rule of law.

The company has invoked the government authorities to act responsibly avoiding the consummation of an act of abuse and arbitrariness such as would mean the enactment of this law. Likewise, the company will not hesitate to take the pertinent legal actions to defend its legitimate rights.

Sincerely,

__________________________
/s/ Luis Diaz Olivero
Chief Executive Officer
GRAÑA Y MONTERO S.A.A

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: November 10, 2017